SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Prodigy Communications Corporation

(Name of Issuer)

Class A common stock, $.01 par value

(Title of Class of Securities)

74283P 10 7

(CUSIP Number)

February 13, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

X    Rule 13d-1(c)

        Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"), or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 74283P 10 7	13G	Page 2 of 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) SEARS, ROEBUCK AND CO. ("Sears")
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization NEW YORK
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,409,145[1]
	6	Shared Voting Power 1,527,633[2]
	7	Sole Dispositive Power 2,409,145[1]
	8	Shared Dispositive Power 1,527,633[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,778[1,2]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%[3]
12	Type of Reporting Person (See Instructions) CO
Item 1(a). Name of Issuer.
  Prodigy Communications Corporation

Item 1(b). Address of Issuer's principal Executive Offices:

44 South Broadway, White Plains, New York 10601

Item 2(a). Name of Person Filing:

Sears, Roebuck and Co.

Item 2(b). Address of Principal Business Office or, if None, Residence:

3333 Beverly Road, Hoffman Estates, Illinois 60179

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Class A common stock, $.01 par value, of Prodigy Communications Corporation

Item 2(e). CUSIP Number:

74283P 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
        Ö Broker or dealer registered under Section 15 of the Exchange Act.
        Ö Bank as defined in Section 3(a)(6) of the Exchange Act.
        Ö Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        Ö Investment company registered under Section 8 of the Investment Company Act.
        Ö An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
        Ö An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        Ö A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        Ö A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        Ö A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
            Investment Company Act;
        Ö Group, in accordance with rule 13d-1(b)(1)(ii)(J).
          Not applicable

      Item 4. Ownership.
        Amount beneficially owned: 3,936,7781, 2
        Percent of class: 5.6%3
        Number of shares as to which the person has:
          Sole power to vote or to direct the vote: 2,409,145
          Shared power to vote or to direct the vote: 1,527,633
          Sole power to dispose or to direct the disposition of: 2,409,145
          Shared power to dispose or to direct the disposition of: 1,527,633
Item 5. Ownership of Five Percent or Less of a Class.
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[1] 2,409,145 shares issuable upon exercise of warrants. Sears has agreed to vote its shares of common stock (including shares acquired upon exercise of its warrants) in accordance with the voting recommendations of the board of directors of Issuer.

[2] Sears assigned and transferred 1,527,633 shares of common stock to its wholly owned subsidiary, Sears International Holdings Corp. Sears is an indirect beneficial owner of the 1,527,633 shares.

3 Based on 69,896,188 shares outstanding (as reported in Issuer's 10-Q for the period ended September 30, 2000), and 2,409,145 shares issuable to Sears upon exercise of warrants.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, Sears, Roebuck and Co. certifies that the information set forth in this Statement is true, complete and correct.

February 13, 2001                    SEARS, ROEBUCK AND CO.   By /s/ Jeffrey B. Conner Jeffrey B. Conner
Vice President, Business Development